June 1, 2018



Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

       Re:    SJW Group
              DFAN14A filed June 1, 2018
              Filed by California Water Service Group
              File No. 001-08966

Dear Mr. Kropelnicki:

       We have reviewed the filing listed above and have the following comment. Please respond to this comment promptly. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

   1. Your disclosures appear to present your offer as a transaction that is currently being presented to SJW shareholders, rather than merely a proposal. For example, you assert to
      SJW shareholders that "California Water is offering you significant and immediate value." However, SJW shareholders are not voting to approve your proposal nor is it certain that an actual transaction for you to acquire SJW will ever be presented to them, either for a vote or as a tender offer. Please refrain from characterizing your proposal as an existing transaction, considering your proposal is non-binding and subject to numerous regulatory approvals. We note that we raised this issue with you previously in prior comments dated May 11, 2018 where we asked that your refrain from implying in future solicitations that your offer is certain, which you acknowledged in a response letter dated
      May 15, 2018. Therefore, please tell us what steps you will take at this time to correct these statements.
 Martin A. Kropelnicki
California Water Service Group
June 1, 2018
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara
Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202)
551- 3263 with any other questions.



                                                          Sincerely,


                                                          /s/ Christina Chalk


                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions




cc:    Eduardo Gallardo, Esq. (via email)